BIG BROTHER HOLDING COMPANY, LLC
DBA BEER CHURCH BREWING CO.
a Michigan limited liability company

QUALIFIED INVESTOR QUESTIONNAIRE
AND SUBSCRIPTION AGREEMENT

<u>OFFICER, MEMBER, MANAGER, PARTNER OR TRUSTEE CERTIFICATE</u>

I hereby certify to the Company that:

    (a)   The Entity has been duly formed and is validly existing, with full power and authority to invest in the Company.

    (b)   The Entity's Subscription Agreement has been duly and validly authorized, executed and delivered by the Entity and constitutes the valid, binding and enforceable agreement of the Entity.

Dated: _____, _____

_____
(Name of Entity)

By: _____

Printed Name: _____

Title: _____

<p style="text-align:center">**BIG BROTHER HOLDING COMPANY, LLC**
DBA BEER CHURCH BREWING CO.</p>

<p style="text-align:center">**CONFIDENTIAL PURCHASER QUESTIONNAIRE**</p>

In connection with the offer and sale by Big Brother Holding Company, LLC, a Michigan limited liability company doing business as Beer Church Brewing Co. (the "Company"), of revenue share agreements of the Company (collectively, the "RSAs" and each, a "RSA"), the undersigned hereby represents and warrants to the Company and intends that the Company rely upon these representations and warranties as follows:

Please complete the following:

1. My individual net worth[1], or joint net worth with my spouse, is not less than $_____ (*see footnote 3 on page A-3*).

2. My individual income[2], or joint income[3] with my spouse for the last two years was, and my estimated individual income, or joint income with my spouse, for the current year is (*see footnote 1 on page A-3*):

   Two Years Ago: $_____

   Last Year: $_____

   This Year: $_____ (*estimated*)

3. Will your investment in the RSAs, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of this transaction, exceed: (i) the greater of $2,000 or 5 percent of the lesser of the your annual income or net worth if either your annual income or net worth is less than $100,000; or (ii) 10 percent of the lesser of the your annual income or net worth, not to exceed an amount sold of $100,000, if both your annual income and net worth are equal to or more than $100,000?

   _____

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[1] For purposes of this item, "net worth" excludes the value of your primary residence and any debt secured by the primary residence up to the fair market value of the primary residence.

[2] For purposes of this item, "individual income" means adjusted gross income as reported for federal income tax purposes, less any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (but not including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under §103 of the Code; (ii) the amount of losses claimed as a limited partner in a limited partnership (as reported on Schedule E of Form 1040); (iii) any deduction claimed for depletion under §611 *et seq.* of the Code; and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of §1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

[3] For purposes of this item, "joint income" means adjusted gross income as reported for federal income tax purposes, including any income attributable to a spouse or to property owned by a spouse, increased by the following amounts (including any amounts attributable to a spouse or to property owned by a spouse): (i) the amount of any interest income received which is tax-exempt under §103 of the Code; (ii) the amount of losses claimed as a limited partner in a limited partnership (as reported on Schedule E of Form 1040); (iii) any deduction claimed for depletion under §611 *et seq.* of the Code; and (iv) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of §1202 of the Code prior to its repeal by the Tax Reform Act of 1986.

4. Investing in private businesses is not for investors with short-term time horizons. Are you comfortable investing in securities that have limited liquidity?

    _____

5. Investing in private businesses involves significant risk. When investing on Localstake, are you willing to take on significant risk to potentially earn a return on your investment?

    _____

6. I believe that I have the knowledge and experience in finance and business to evaluate the merits and risks of investing in the RSAs to be issued by the Company.

    _____

7. Please describe the nature and extent of your business, financial and investment experience which you believe gives you the capacity to evaluate the merits and risks of investing in the RSAs to be issued by the Company and the capacity to protect your interests.

    _____

8. Do you have a pre-existing personal or business relationship with the Company or any of its officers, managers or controlling persons?

    _____

9. If the undersigned investor relied on the advice of a professional advisor, such professional advisor's information is as follows:

    Name of Advisor: _____

    Street Address of Advisor: _____

    City, State and Zip Code: _____

    Advisor's phone number: _____

10. If the undersigned investor relied on the advice of a professional advisor, does the advisor or his affiliates have or plan to have a personal or business relationship with the Company or any of its affiliates, officers, managers or controlling persons?

    _____

    If so, please describe this relationship.

    _____

{SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, the undersigned has executed this Confidential Purchaser Questionnaire this _____day of _____, _____. By signing below, the undersigned agrees to notify the Company immediately of any change in the information provided in this Confidential Purchaser Questionnaire prior to the acceptance or rejection of the undersigned's subscription for a RSA.

Signature of Subscriber: _____

Printed Name of Subscriber: _____

Date: _____

Officer Title (if an entity): _____

Street Address of Subscriber: _____

City, State and Zip Code: _____

Telephone Number: _____

Social Security or Tax ID of Subscriber: _____

SUBSCRIPTION AGREEMENT

Board of Managers
Big Brother Holding Company LLC
24 South Whittaker Street
New Buffalo, MI 49117

Big Brother Holding Company, LLC, a Michigan limited liability company doing business as Beer Church Brewing Co. (the "Company"), is offering revenue sharing agreements (collectively, the "RSAs" and each, a "RSA") to certain investors in a private offering (the "Offering"). The undersigned hereby subscribes for and agrees to purchase a RSA for an aggregate investment amount of $_____ (the "Investment Amount"), on the terms and conditions hereinafter set forth and as set forth in the RSA. The undersigned acknowledges and understands that the net proceeds to the Company from the sale of the RSAs will be used as set forth in the offering materials dated July 15, 2016 being provided to the undersigned on the Localstake Marketplace Platform at www.localstake.com (the "Localstake Marketplace Platform") (as the same may be amended, supplemented or modified from time to time, the "Offering Material").

The undersigned understands that investment in the RSAs involves a high degree of risk and is suitable only for Qualified Investors. The undersigned further understands that the RSA is being offered in reliance upon an exemption from registration in Section 4(a)(6) of the Securities Act of 1933, as amended (the "1933 Act") and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*), as well as exemptions from registration provided under applicable state securities laws and regulations. Accordingly, the undersigned hereby represents and warrants to you, the Company, and Localstake Marketplace LLC ("Localstake") and intends that you, the Company, and Localstake rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

1.	The undersigned is familiar with the nature of, and the risks attendant to, an investment of the type described in the Offering Material and this Subscription Agreement, the tax consequences of such an investment, and is financially capable of bearing the economic risk of investing in the Company and can afford the loss of the total amount of such investment. The undersigned fully understands the risks involved with an investment in the Company, including, without limitation, the risks identified in the Offering Material, incorporated by reference herein.

2.	The undersigned has received, carefully read and understands the Offering Material. The undersigned has had a full opportunity to review the information in the Offering Material and to consult with his, her or its independent legal, financial, accounting, tax and other professional advisors regarding the information set forth in the Offering Material with respect to his, her or its investment in the Company.

3.	The undersigned is purchasing the RSA for his, her or its own account for investment only and not with a view to the distribution or resale thereof to anyone else.

4.   The undersigned understands that (i) no state or federal governmental authority has made any finding or determination concerning the merits of a purchase of a RSA and (ii) neither the offer nor the sale of the RSAs has been registered under the 1933 Act or any state securities laws and that the RSAs are being sold in reliance upon exemptions thereunder. The undersigned acknowledges that the Company has disclosed in writing to him, her or it that the transferability of the RSAs are severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period. It may be difficult for the undersigned to resell the RSA. The RSAs are subject to restrictions on transferability and resale and may not be transferred or resold by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred in accordance with the RSA and Rule 501(a) of Regulation Crowdfunding (§ 227.501(a)).

5.   The undersigned agrees that the undersigned will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) the RSA except in compliance with the RSA and Rule 501(a) of Regulation Crowdfunding (§ 227.501(a)).

6.   The undersigned acknowledges that the Company has made available to him, her or it the opportunity to ask questions and receive answers concerning the Company, the RSAs, the Offering Material, this Subscription Agreement and any other information provided by the Company to the undersigned. The undersigned understands that it is his, her or its responsibility to inquire of the Company concerning disclosure of facts that the undersigned deems material to his, her or its decision to invest in the Company and purchase the RSA.

7.   The undersigned has made his, her or its own inquiry and analysis (on his, her or its own or with the assistance of others) with respect to the Company, the RSAs, the Offering Material, this Subscription Agreement and other material factors affecting the RSAs and/or the Company. Based on such information and analysis, the undersigned has been able to make an informed decision to subscribe for the RSA.

8.   The undersigned: (i) does not have an overall commitment to investments that are not readily marketable that is disproportionate to his, her or its net worth, or an overall commitment that is greater than the limitations applicable to the undersigned as provided under Rule 100(a)(2) of Regulation Crowdfunding (§ 227.100(a)(2)), and his, her or its acquisition of the RSA will not cause such overall commitment to become excessive, and (ii) has adequate net worth and means of providing for his, her or its current needs and personal contingencies to sustain a complete loss of his, her or its investment in the RSA, and has no need for liquidity in the investment in the RSA.

9.   There are restrictions on the undersigned's ability to cancel his, her or its investment commitment in the RSAs and obtain a return of his, her or its investment. The undersigned may cancel his, her or its investment commitment in the RSAs and his, her or its funds returned, using the methods provided to the undersigned via the Localstake Marketplace Platform, for any reason until forty-eight (48) hours prior to the offering deadline set forth I the Offering Material. If the undersigned has not canceled his, her or its investment commitment in the RSAs prior to such deadline, the undersigned's subscription for the RSA shall be irrevocable

by the undersigned and the undersigned's investment funds will be released by the Escrow Agent for the Offering from the Escrow Account for the Offering to the Company.

10.   The undersigned's principal residence (or principal office in the case of a corporation, limited liability company, partnership or trust) both at the time of the initial offer of the RSA to the undersigned and at present was and is within the State set forth on the signature page to this Subscription Agreement.

11.   The undersigned agrees that, notwithstanding the place where this agreement may be executed by any of the parties hereto, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Michigan, without regard to principles of conflicts of laws.

12.   The undersigned understands that the undersigned will not become a member of the Company and shall have no rights to share in the Company's net assets (other than pursuant to their RSAs), cash flow, or net income, and shall have no voting or dividend rights, as a result of undersigned's investment.

13.   The undersigned agrees that he, she or it shall execute a counterpart signature page to the RSA, a copy of which has been provided to the undersigned, which provides for, among other things, the terms and conditions applicable to the RSA.

14.   The undersigned understands that the undersigned has no right to require the Company to register the RSAs under federal or state securities laws at any time.

15.   Other than the fees to be paid to Localstake by the Company (as discussed in the Offering Material), no commission or other remuneration shall be paid to any person in connection with the offer or sale of the RSAs.

16.   The undersigned understands that nothing in the RSA, the Offering Material or any other materials presented to the undersigned in connection with the Offering constitutes legal, tax, or investment advice. The undersigned has consulted such legal, tax, and investment advisors, as he, she or it, in his, her or its sole discretion, has deemed necessary or appropriate in connection with this investment.

17.   The undersigned acknowledges that any legal counsel for the Company is legal counsel solely for the Company regarding this investment and not for the undersigned and that any legal counsel for Localstake is legal counsel solely for Localstake, and that the undersigned therefore may want to have its own legal counsel review the RSA (and related Offering Material) before signing.

18.   The undersigned acknowledges that an investment in the RSA is speculative and agrees that no guarantees have been made to the undersigned by the Company or Localstake or any of their respective agents, managers, members, employees or affiliates, about an investment in the RSA or the future financial performance of the Company. The undersigned also acknowledges that in making an investment in the RSA, the undersigned is not relying upon any

guaranty of the Company, Localstake or any of their respective agents, managers, members, officers, employees or affiliates. It is understood that information and explanations related to the terms and conditions of the RSAs provided in the Offering Material or otherwise by the Company or Localstake shall not be considered investment advice or a recommendation to purchase the RSA, and that neither the Company, Localstake nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the RSA. The undersigned acknowledges that neither the Company, Localstake nor any of their respective affiliates has made any representation regarding the proper characterization of the RSAs for purposes of determining the undersigned's authority to invest in the RSAs.

19.   If the undersigned is an entity, its governing instruments permit, and it is duly qualified to make, this investment and execution and delivery of this Subscription Agreement and the RSA has been duly authorized by all required action of such entity.

20.   The undersigned has reviewed the cautionary statements made in the Offering Material about the Company's projected future financial information and other forward-looking statements, and has not relied upon such projections or forward looking information as if such projections and statements were guaranteed.

21.   The undersigned understands that the RSA includes a provision obligating the undersigned to submit disputes to mandatory binding arbitration.

The undersigned recognizes that the Company shall have the right to reject this subscription, in whole or in part, for any reason whatsoever and return the subscription proceeds without interest. This Subscription Agreement shall be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company. The undersigned agrees to indemnify and hold harmless the Company and its managers, members, officers, employees, agents, representatives and affiliates, and any person acting on behalf of the Company, including, without limitation, Localstake and persons affiliated with Localstake, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur by reason of the failure by the undersigned to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any misrepresentation or breach of warranty made by the undersigned herein or in any other document provided by the undersigned to the Company or the Board of Managers of the Company. All representations, warranties and agreements contained herein shall survive the execution, delivery and acceptance of this Subscription Agreement and the undersigned's purchase of the RSA.

{SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the _____ day of _____, _____.

Signature of Subscriber: _____

Printed Name of Subscriber: _____

Officer Title (if an entity):   _____

Social Security or Tax ID of Subscriber: _____

Street Address of Subscriber: _____

City, State and Zip Code: _____

This Subscription Agreement is accepted as of the _____ day of _____, _____.

BIG BROTHER HOLDING COMPANY, LLC
DBA BEER CHURCH BREWING CO.

By: _____

Printed: _____

Date: _____

Title: _____

NOTE: YOU MUST ALSO SIGN AND ACKNOWLEDGE THE COUNTERPART SIGNATURE PAGE TO THE REVENUE SHARING AGREEMENT.

INVESTOR ACKNOWLEDGEMENTS ASSOCIATED WITH INVESTMENT INTO BIG BROTHER HOLDING COMPANY, LLC DBA BEER CHURCH BREWING CO.

In association with my investment, I specifically acknowledge the following:

_____   1. The investment account information I have provided is complete and accurate and may be relied upon by Localstake and the business in which I am investing.

_____   2. I have reviewed the educational materials provided by Localstake pursuant to § 227.302(b)) in connection with investing in securities offered and sold in reliance on Section 4(a)(6) of the Securities Act.

_____   3. I and my purchaser representative, if any, have performed due diligence and read the offering materials for this business and feel comfortable with the risks of this investment.

_____   4. I understand the risks of investing in a private business and recognize that I could lose all of my investment. I am in a financial condition to bear the loss of the investment.

_____   5. The investment amount I am investing in this offering, together with any other investments I have made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, will not cause me to exceed: (i) the greater of $2,000 or 5 percent of the lesser of my annual income or net worth if either my annual income or net worth is less than $100,000; or (ii) 10 percent of the lesser of my annual income or net worth, not to exceed an amount sold of $100,000, if both my annual income and net worth are equal to or more than $100,000.

_____   6. I understand and acknowledge that there are limitations on my ability to cancel my investment and retain a return of my investment funds.

_____   7. I understand and acknowledge that it may be difficult for me to resell the securities acquired by me in the offering. The securities acquired by me may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred pursuant to Rule 501(a) of Regulation Crowdfunding (§ 227.501(a).

_____   8. Once the business has approved my investment, I will transfer my investment funds to the Escrow Account using the method I have provided on the Localstake Marketplace Platform.

_____   9. I acknowledge and agree to provide, if requested, any information required by the Michigan Liquor Control Commission in conjunction with my investment.

Investor Signature: _____

Investor Name: _____

Date   _____